GREENPOWER MOTOR COMPANY INC.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended June 30, 2021 and June 30, 2020
(Expressed in US dollars)
(Unaudited - Prepared by Management)

GREENPOWER MOTOR COMPANY INC. Consolidated Condensed Interim Financial Statements (Expressed in US Dollars) (Unaudited - Prepared by Management)

June 30, 2021

Consolidated Condensed Interim Statements of Financial Position	3

Consolidated Condensed Interim Statements of Operations and Comprehensive Loss	4

Consolidated Condensed Interim Statements of Changes in Equity	5

Consolidated Condensed Interim Statements of Cash Flows	6

Notes to the Consolidated Condensed Interim Financial Statements	7 - 27

GREENPOWER MOTOR COMPANY INC. Consolidated Condensed Interim Statements of Financial Position As of June 30, 2021 and March 31, 2021 (Expressed in US Dollars)
	June 30, 2021	March 31, 2021
	(Unaudited)	(Audited)
Assets
Current
Cash (Note 10)	$9,014,985	$15,096,200
Restricted Cash (Note 3)	111,749	111,748
Accounts receivable, net of allowances (Note 4)	5,334,201	4,447,617
GST receivable	96,555	91,755
Current portion of finance lease receivables (Note 5)	387,004	308,505
Inventory (Note 6)	18,789,685	12,461,967
Prepaids and deposits	256,842	423,146
	33,991,021	32,940,938
Non-current
Promissory note receivable (Note 7)	102,365	99,346
Finance lease receivables (Note 5)	4,020,510	3,613,886
Right of use assets (Note 8)	288,925	355,178
Property and equipment (Note 9)	2,241,776	2,146,576
Non current portion of prepaids and deposits	46,692	46,692
Deferred financing fees	239,330	416,738
Other assets	1	1
	$40,930,620	$39,619,355

Liabilities
Current
Accounts payable and accrued liabilities (Note 18)	$1,645,301	$1,294,056
Deferred revenue (Note 15)	268,550	125,005
Current portion of warranty liability (Note 21)	94,808	101,294
Promissory note payable (Note 14)	331,475	346,166
Current portion of lease liabilities (Note 8)	259,193	266,042
	2,599,327	2,132,563
Non-current
Payroll protection program loan (Note 22)	365,278	365,278
Lease liabilities (Note 8)	55,680	120,609
Warranty liability (Note 21)	942,355	848,457
	3,962,640	3,466,907

Equity
Share capital (Note 11)	64,469,816	61,189,736
Reserves	6,471,996	6,677,123
Accumulated other comprehensive loss	(86,821)	(89,023)
Accumulated deficit	(33,887,011)	(31,625,388)
	36,967,980	36,152,448
	$40,930,620	$39,619,355

Nature and Continuance of Operations - Note 1
Subsequent Events - Note 23

Approved on behalf of the Board on August 12, 2021

/s/ Fraser Atkinson	/s/ Mark Achtemichuk
Director	Director

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC. Consolidated Condensed Interim Statements of Operations and Comprehensive Loss For the Three Months Ended June 30, 2021 and 2020 (Expressed in US Dollars) (Unaudited)
	June 30,	June 30,
	2021	2020

Revenue (Note 20)	$2,659,002	$2,272,255
Cost of Sales	1,808,370	1,653,672
Gross Profit	850,632	618,583

Sales, general and administrative costs
Administrative fees (Note 18)	1,067,612	749,292
Depreciation (Notes 8 and 9)	132,363	114,761
Product development costs	333,493	221,109
Office expense	66,434	50,959
Insurance	193,971	108,638
Professional fees (Note 18)	190,109	96,426
Sales and marketing costs (recovery)	90,312	(9,530)
Share-based payments (Notes 12 and 18)	743,513	132,032
Transportation costs (Note 18)	41,367	26,741
Travel, accommodation, meals and entertainment	81,607	36,853
Allowance (recovery) for credit losses (Note 4)	(14,670)	(33,552)
Total sales, general and administrative costs	2,926,110	1,493,729

Loss from operations before interest, accretion and foreign exchange	(2,075,478)	(875,146)

Interest and accretion	(184,271)	(555,317)
Foreign exchange (loss) / gain	(1,874)	1,126

Loss for the period	(2,261,623)	(1,429,337)

Other comprehensive income / (loss)
Cumulative translation reserve	2,202	7,970

Total comprehensive loss for the period	$(2,259,421)	$(1,421,367)

Loss per common share, basic and diluted	$(0.11)	$(0.09)

Weighted average number of common shares outstanding, basic and diluted	21,055,825	15,491,460

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC. Consolidated Condensed Interim Statements of Changes in Equity (Deficit) For the Three Months Ended June 30, 2021 and 2020 (Expressed in US Dollars) (Unaudited)
	Share Capital		Equity portion		Accumulated other
	Number of		of convertible		comprehensive	Accumulated
	Common shares	Amount	debentures	Reserves	income (loss)	Deficit	Total

Balance, March 31, 2020	15,486,750	$16,892,725	$379,506	$5,515,639	$(110,192)	$(23,852,634)	$(1,174,956)

Share issuance costs	-	12,075	-	-	-	-	12,075

Shares issued for conversion of debentures	35,714	62,411	(6,902)	-	-	-	55,509

Share based payments	-	-	-	132,032	-	-	132,032

Cumulative translation reserve	-	-	-	-	7,970	-	7,970

Net loss for the period	-	-	-	-	-	(1,429,337)	(1,429,337)

Balance, June 30, 2020	15,522,464	$16,967,211	$372,604	$5,647,671	$(102,222)	$(25,281,971)	$(2,396,707)

Balance, March 31, 2021	20,892,560	$61,189,736	$-	$6,677,123	$(89,023)	$(31,625,388)	$36,152,448

Share issuance costs	-	(30,097)	-	-	-	-	(30,097)

Shares issued for exercise of warrants	628,571	3,310,177	-	(948,640)	-	-	2,361,537

Share based payments	-	-	-	743,513	-	-	743,513

Cumulative translation reserve	-	-	-	-	2,202	-	2,202

Net loss for the period	-	-	-	-	-	(2,261,623)	(2,261,623)

Balance, June 30, 2021	21,521,131	$64,469,816	$-	$6,471,996	$(86,821)	$(33,887,011)	$36,967,980

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC. Consolidated Condensed Interim Statements of Cash Flows For the Three Months Ended June 30, 2021 and 2020 (Expressed in US Dollars)
	June 30	June 30
	2021	2020

Cash flows from (used in) operating activities
Loss for the period	$(2,261,623)	$(1,429,337)
Items not affecting cash
Allowance (recovery) for credit losses	(14,670)	(33,552)
Depreciation	132,363	114,761
Share-based payments	743,513	132,032
Accretion and accrued interest	6,482	237,988
Amortization of deferred financing fees	177,408	150,507
Foreign exchange loss / (gain)	1,874	(1,126)
Cash flow used in operating activities before changes in non-cash items	(1,214,653)	(828,727)

Changes in non-cash items:
Accounts receivable	(1,047,083)	(1,356,738)
GST receivable	(4,800)	(6,458)
Inventory	(6,693,049)	(273,868)
Prepaids and deposits	166,304	(144)
Promissory note receivable	(3,019)	(25,398)
Finance lease receivables	976	10,487
Accounts payable and accrued liabilities	351,245	694,101
Deferred revenue	143,545	(158,318)
Warranty liability	87,412	47,730
	(8,213,122)	(1,897,333)

Cash flows from (used in) investing activities
Purchase of property and equipment	(40,442)	(21,953)
	(40,442)	(21,953)

Cash flows from (used in) financing activities
Paycheck protection program proceeds	-	361,900
Repayment of loans payable to related parties	-	(112,635)
Loans from related parties	-	137,074
Proceeds from (repayment of) line of credit	-	1,542,350
Principal payments on promissory note	(14,691)	(14,401)
Principal payments on lease liabilities	(71,778)	(65,746)
Private placement and equity offering costs	(30,097)	12,075
Proceeds from exercise of warrants	2,361,537	-
	2,244,971	1,860,617

Foreign exchange on cash	(72,621)	(82,478)

Net increase (decrease) in cash and restricted cash	(6,081,214)	(141,147)
Cash and restricted cash, beginning of period	15,207,948	451,605
Cash and restricted cash, end of period	$9,126,734	$310,458

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

Supplemental Cash Flow Disclosure:

	For the Period Ended
	June 30, 2021	June 30, 2020
Interest paid	$1,699	$278,894
Taxes paid	$-	$-

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

1. Nature and Continuance of Operations

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is in the business of manufacturing and distributing all-electric transit, school and charter buses.

The corporate office is located at Suite 240 - 209 Carrall St., Vancouver, Canada.

These consolidated condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards on the basis that the Company is a going concern, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations.

During the second quarter of fiscal 2021 the Company completed an initial public offering on the Nasdaq stock exchange and concurrent private placement for gross proceeds of US$37.7 million less underwriting discounts and offering costs. As at June 30, 2021, the Company had a cash and restricted cash balance of $9,126,734, working capital of $31,391,694, accumulated deficit of ($33,887,011), and shareholder's equity of $36,967,980.

As at June 30, 2021, the Company had approximately $31 million in working capital and therefore has sufficient resources to sustain operations for the next 12 months, although the Company will need additional funding to achieve its long-term business objectives. These consolidated condensed interim financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. To this end, the Company has a history of delivering all-electric buses to customers, has a backlog of orders for delivery, and has a line of credit with a credit limit of up to $8 million to meet funding requirements.

The Company faces risks from the COVID-19 global pandemic which has had, and may continue to have, a material adverse impact on our business and financial condition. While we have recently seen a gradual re-opening of the economy, and a resumption of travel and sales activity, this activity is not at the level it was prior to the pandemic and the future impact of the COVID-19 global pandemic is inherently uncertain, and may negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. These factors may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing, severity, and ultimate duration of any potential negative impacts is uncertain.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies

(a) Basis of presentation

Statement of Compliance with IFRS

The Consolidated Condensed Interim Financial Statements of the Company are prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to interim financial information, as outlined in International Accounting Standard ("IAS") 34, Interim Financial Reporting, and using the accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended March 31, 2021.

On August 28, 2020 the Company completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation common share. On the same date, the Company's post-consolidation common shares began trading on the Nasdaq stock exchange and ceased trading on the OTCQB exchange in the US, and the post-consolidation shares continued trading on the TSX Venture exchange in Canada. All references to share and per share amounts in these consolidated condensed interim financial statements have been retroactively restated to give effect to this share consolidation unless otherwise stated.

(b) Basis of consolidation

These consolidated condensed interim financial statements include the accounts of the Company and all of its wholly-owned subsidiaries:

Name of	Country of	Ownership	Ownership	Principal
Subsidiary	Incorporation	30-Jun-21	31-Mar-21	Activity
GP GreenPower Industries Inc.	Canada	100%	100%	Holding company
GreenPower Motor Company, Inc.	United States	100%	100%	Electric bus manufacturing and distribution
0939181 BC Ltd.	Canada	100%	100%	Electric bus sales and leasing
San Joaquin Valley Equipment Leasing, Inc.	United States	100%	100%	Electric bus leasing
0999314 BC Ltd.	Canada	100%	100%	Inactive
Electric Vehicle Logistics Inc.	United States	100%	100%	Vehicle Transportation

All intercompany balances, transactions, revenues and expenses are eliminated upon consolidation. Certain information and note disclosures which are considered material to the understanding of the Company's consolidated condensed interim financial statements are provided below.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

(c) Financial instruments

Classification

IFRS 9 requires a company to classify its financial instruments based on the way they are measured, into one of three categories: Amortized Cost, FVTPL, and FVOCI. In determining the appropriate category for financial assets, a company must consider whether it intends to hold the financial assets and collect the contractual cash flows or to collect the cash flows and sell financial assets (the "business model test") and whether the contractual cash flows of an asset are solely payments of principal and interest (the "SPPI test").

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.  Significant Accounting Policies (continued)

(c) Financial instruments (continued)

Measurement

All of the Company's financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial fair value measurement of the financial instruments.

Impairment

The Company assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, which is recorded as an allowance for credit losses. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. During the three months ended June 30, 2021, the company recognized an allowance / (recovery) for credit losses of ($14,670) (2020 - ($33,552)) (Note 4).

For financial assets that are measured at amortized cost, the Company will, at a minimum, recognize 12 month expected losses in profit or loss, calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate.

(d) Cash and cash equivalents

Cash and cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. As at June 30, 2021, and March 31, 2021 the Company had no cash equivalents.

(e) Revenue recognition

The Company recognizes revenue from contracts with customers when a customer obtains control of the goods or services, and the Company satisfies its performance obligation to customers in exchange for consideration the Company expects to receive, net of discounts and taxes. Revenue is allocated to each performance obligation.

Most of the Company's contracts have a single performance obligation as the promise to transfer the individual goods. Revenues from the sale of products are recognized when the goods are shipped or accepted by the customer, depending on the delivery conditions, and title and risk have passed to the customer. Revenues from services such as supporting and training relating to the sale of products are recognized as the services are performed.

The Company would recognize an asset for the incremental costs of obtaining a contract with a customer if it expects the costs to be recoverable and has determined that such costs meet the requirements to be capitalized. Capitalized contract acquisition costs are amortized consistent with the pattern of transfer to the customer for the goods and services to which the asset relates. The Company does not capitalize incremental costs of obtaining contracts if the amortization period is one year or less.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.  Significant Accounting Policies (continued)

(f) Impairment of long-lived assets

At the end of each reporting period, the Company's assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the Consolidated Statements of Operations for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the Consolidated Statements of Operations.

(g) Foreign currency translation

The consolidated entities and their respective functional currencies are as follows:

Entity	Functional Currency
GreenPower Motor Company Inc. (parent)	Canadian Dollar
GP GreenPower Industries Inc.	Canadian Dollar
GreenPower Motor Company, Inc.	U.S. Dollar
0939181 BC Ltd.	Canadian Dollar
San Joaquin Valley Equipment Leasing, Inc. (formerly Utah Manganese, Inc.)	U.S. Dollar
0999314 B.C. Ltd.	Canadian Dollar
Electric Vehicle Logistics Inc.	U.S. Dollar

Translation to functional currency

Foreign currency transactions are translated into U.S. dollars using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at FVTPL. Gains and losses arising from foreign exchange are included in the Consolidated Statements of Operations.

Translation to presentation currency

The results and financial position of those entities with a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities are translated at the closing rate at the date of the Statements of Financial Position;

- income and expenses are translated at average exchange rates; and

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.  Significant Accounting Policies (continued)

(g) Foreign currency translation (continued)

- all resulting exchange differences are recognized in accumulated other comprehensive income/loss.

(h) Inventory

Inventory is recorded at the lower of cost and net realizable value with cost determined on a specific item basis. The Company's inventory consists of electric buses in process, production supplies, and finished goods. In determining net realizable value for new buses, the Company primarily considers the age of the vehicles along with the timing of annual and model changeovers. For used buses, the Company considers recent market data and trends such as loss histories along with the current age of the inventory.

(i) Property, plant, and equipment

Property, plant and equipment ("PPE") are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the following rates/estimated lives and methods:

Leasehold improvements	Over term of lease, straight line method
Computers	3 years, straight line method
EV equipment	3 years, straight line method
Furniture	7 years, straight line method
Automobile	5-10 years, straight line method
Leased asset	12 years, straight line method
Buses	12 years, straight line method

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the Consolidated Statements of Operations. Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE is accounted for separately, including major inspection and overhaul expenditures are capitalized.

(j) Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.  Significant Accounting Policies (continued)

(k) Share capital

Common shares are classified as equity. Finders fees and other related share issue costs, such as legal, regulatory, and printing, on the issue of the Company's shares are charged directly to share capital, net of any tax effects. During the three months ended June 30, 2021, and June 30, 2020 the Company recorded $30,097, and ($12,075) respectively, in share issuance costs on its Consolidated Condensed Interim Statements of Changes in Equity in regards to the issuance of shares (Note 11).

(l) Income taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in net income/loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current period and any adjustment to income taxes payable in respect to previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits, and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses deferred tax assets. The Company will recognize a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

(m) Critical accounting estimates and judgments

The preparation of these consolidated condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated condensed interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated condensed interim financial statements and may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the inputs used in the Black-Scholes option pricing model to measure stock-based compensation and warrants, determination of the useful life of equipment, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.  Significant Accounting Policies (continued)

(m) Critical accounting estimates and judgments (continued)

Critical accounting judgments

i. the determination of the discount rate to use to discount the promissory note receivable, finance lease receivable and lease liabilities;

ii. the determination of the functional currency of each entity within the consolidated Company;

iii. the Company's ability to continue as a going concern.

iv. The classification of leases as either financial leases or operating leases; and

v. The identification of performance obligations in revenue contracts and the determination of when they are satisfied.

(n)  Share-based payment transactions

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. The fair value of the equity-settled awards is determined at the date of the grant.  In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company.  Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.  The fair value is determined by using the Black-Scholes option pricing model.  At each financial reporting date, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed.  The movement in cumulative expense is recognized in the Consolidated Statements of Operations with a corresponding entry against the related equity settled share-based payments reserve account over the vesting period.  No expense is recognized for awards that do not ultimately vest.  If the awards expire unexercised, the related amount remains in share-option reserve.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the Consolidated Statements of Operations, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.  When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The fair value of stock options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to operations upon re-measurement.

(o) Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares issued in the private placement was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in warrant reserve.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.  Significant Accounting Policies (continued)

(p) Government grants

The Company receives grants from government agencies related to sales and leases of its electric buses. The accounting for these grants depends on whether the carrying amount of the vehicle remains with the Company, which is the case for operating leases where the Company is the lessor. For government grants associated with leased vehicles under operating leases, the grant reduces the value of the asset.

(q) Provisions and contingent liabilities

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

(r) Leases

Definition of a lease

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application and leases of low value assets as short-term leases. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term.

The Company has also elected to apply the practical expedient for excluding the initial direct costs for the measurement of right of use assets at the date of initial application, as well as for using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

As a lessee

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, based on the initial amount of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right of use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, at the Company's incremental borrowing rate.

The ongoing lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is premeasured in this way a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.  Significant Accounting Policies (continued)

(r) Leases (Continued)

As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

If an arrangement contains lease and non-lease components, the Company applies IFRS 15 to allocate the consideration in the contract.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term, included in Revenue in the consolidated statements of operations.

Impact on adoption

On initial application, the Company has elected to record right of use assets based on the corresponding lease liabilities, as described more fully in Note 8. Lease liabilities have been measured by discounting future lease payments at the incremental borrowing rate of 8% per annum, and represents the Company's best estimate of the rate of interest that it would expect to pay to borrow, on a collateralized basis, over a similar term, an amount equal to the lease payments in the current economic environment. The application of IFRS 16 to leases previously classified as operating leases under IAS 17, resulted in the recognition of right of use assets and lease liabilities as at April 1, 2018.

(s) Adoption of accounting standards

The Company did not adopt any new or amended accounting standards during the three months ended June 30, 2021.

(t) Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the June 30, 2021 reporting period.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated condensed interim financial statements.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

3. Restricted Cash

The Company has a restricted cash balance of $111,749 as at June 30, 2021 (March 31, 2021 - $111,748) on deposit at a major financial institution in the United States. The funds relate to a contract for the sale of vehicles and will be returned to the Company within 30 days of acceptance of the vehicles by the customer.

4.  Accounts Receivable

The Company has evaluated the carrying value of accounts receivable as at June 30, 2021 in accordance with IFRS 9 and has determined that an allowance/(recovery) against accounts receivable of ($14,670) as at June 30, 2021 (June 30, 2020 - $(33,552)) is warranted.

5. Finance Lease Receivable

Greenpower's wholly owned subsidiaries San Joaquin Valley Equipment Leasing Inc. ("SJVEL") and 0939181 BC Ltd. lease vehicles to several customers, and as at June 30, 2021 the Company had a total of 65 (March 31, 2021 - 52) vehicles on lease that were determined to be finance leases, and the Company had a total of 2 (March 31, 2021 - 2) vehicles on lease that were determined to be operating leases. During the three months ended June 30, 2021, the Company entered into 15 finance leases (June 30, 2020 - 18). In addition, during three months ended June 30, 2021, the Company entered into a mutual release agreement with the lessee of 2 EV Stars (June 30, 2020 - nil) which were accounted for as finance leases, where the lessor and lessee mutually agreed to cancel the leases and where SJVEL subsequently sold the vehicles to a third party. For operating leases, lease payments are recognized in revenue when earned.

For the three months ended June 30, 2021, selling profit on finance leases was $503,259 (June 30, 2020 - $597,087). The following table shows changes in Finance Lease Receivables during the three months ended June 30, 2021:

For the 3 Months Ended
June 30, 2021
Finance lease receivable, beginning of period	$3,922,391
Net investment recognized	486,100
Lease payments received	(99,992)
Interest income recognized	99,016

Finance lease receivable, end of period	$4,407,514

Current portion of Finance Lease Receivable	$387,004

Long Term Portion of Finance Lease Receivable	$4,020,510

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

5.  Finance Lease Receivable (continued)

As at June 30, 2021, the remaining payments to be received on Finance Lease Receivables are as follows:

June 30, 2021
Year 1	$790,342
Year 2 *	915,037
Year 3 *	1,473,046
Year 4 *	1,237,652
Year 5 *	509,957
Year 6*	783,250
less: amount representing interest income	(1,301,769)
Finance Lease Receivable	$4,407,514
Current Portion of Finance Lease Receivable	$387,004
Long Term Portion of Finance Lease Receivable	$4,020,510
* Includes unguaranteed residual

6. Inventory

The following is a listing of inventory as at June 30, 2021 and March 31, 2021:

	June 30, 2021	March 31, 2021

Work in Process	$12,542,639	$10,048,518
Finished Goods	6,247,046	2,413,449

Total	$18,789,685	$12,461,967

7. Promissory Note Receivable

On January 23, 2018, the Company entered into multiple lease agreements (the "Agreements") with a third party (the "Customer") for the purpose of leasing EV 550's for a period of five years. On January 30, 2018, these lease payments, except for the final payment to be made by the Customer of CDN$1,000,000 to the Company, were purchased by and transferred to an independent third party (the "Purchaser") in exchange for a lump sum payment of CDN$1,492,611 to the Company. The Purchaser was granted a first priority security interest in the EV550's. Both the lump sum and the discounted final payment were included in Revenue in the Consolidated Statements of Operations.

The CDN$1,000,000 due at the end of the lease term is classified as a Promissory Note Receivable on the Consolidated Statements of Financial Position.  The Promissory Note Receivable has been discounted over the five-year lease term at a rate of 6.4%.

The Company has evaluated the carrying value of the promissory note receivable as at June 30, 2021 and determined that there was no change in credit risk over the prior quarter. At March 31, 2021 the Company determined there was a significant increase in credit risk, and in accordance with IFRS 9, the Company aggregated the present value of expected payments of the promissory note receivable under three probability weighted scenarios and determined that a provision of CDN$455,110 or $344,737 as at March 31, 2021 was warranted. The carrying value of the promissory note receivable as at June 30, 2021 is $102,365 (March 31, 2021 - $99,346).

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

8. Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use Assets and Lease Liabilities in its statement of financial position related to three properties in California for which the Company has entered into lease agreements that expire in more than one year. The carrying value of Right of Use Assets as at June 30, 2021 is $288,925 (March 31, 2021 - $355,178). Rental payments on the Right of Use Assets are discounted using an 8% rate of interest and capitalized on the Consolidated Condensed Interim Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and include the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and the value is depreciated over the term of the lease. For the three months ended June 30, 2021, the Company incurred interest expense of $6,482 (June 30, 2020 - $11,770) on the Lease Liabilities, recognized depreciation expense of $66,253 (June 30, 2020 - $66,253) on the Right of Use Assets and made total rental payments of $78,260 (June 30, 2020 - $77,516). There were no additions to Right of Use Assets during the quarter ended June 30, 2021.

The following table summarizes payments on GreenPower's Lease Liabilities (undiscounted):

1 year	$272,512
thereafter	56,010
less amount representing interest expense	(13,649)
Lease liability	314,873
Current Portion of Lease Liabilities	259,193
Long Term Portion of Lease Liabilities	$55,680

Payments on two leases that are classified as short-term leases totaled $23,172 for the quarter ended June 30, 2021 (June 30, 2020 - $8,446) and were recognized in rent and maintenance expense. The remaining minimum lease payments until the end of the leases are $22,924.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

9. Property and Equipment

The following is a summary of activities for three months ended June 30, 2021:

Cost	Computers	Furniture	Automobiles	Demonstration Electric Buses	Leased Asset	EV Equipment	Land	Leasehold Improvements	Total

Balance, March 31, 2021	$93,850	$60,879	$245,246	$1,045,305	$672,151	$834,514	$801,317	$51,242	$3,804,504
Additions	12,094	5,331	-	-	-	23,017	-	-	40,442
Transfers from/(to) inventory	-	-	-	120,768	-	-	-	-	120,768
Foreign exchange translation	100	354	-	-	-	-	-	-	454
Balance, June 30, 2021	$106,044	$66,564	$245,246	$1,166,073	$672,151	$857,531	$801,317	$51,242	$3,966,168

Depreciation and impairment losses

Balance, March 31, 2021	$37,886	$25,589	$40,042	$216,339	$634,030	$678,437	$-	$25,605	$1,657,928
Depreciation	7,819	2,194	7,810	15,099	8,328	18,496		6,364	66,110
Transfers	-	-	-	-	-	-	-	-	-
Foreign exchange translation	99	255	-	-	-	-	-	-	354
Balance, June 30, 2021	$45,804	$28,038	$47,852	$231,438	$642,358	$696,933	$-	$31,969	$1,724,392

Carrying amounts

As at, March 31, 2021	$55,964	$35,290	$205,204	$828,966	$38,121	$156,077	$801,317	$25,637	$2,146,576

As at June 30, 2021	$60,240	$38,526	$197,394	$934,635	$29,793	$160,598	$801,317	$19,273	$2,241,776

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

9.  Property and Equipment (continued)

During the 3 months ended June 30, 2021 the Company transferred one EV Star from inventory that is being used for demonstration purposes.

10. Line of Credit

As at June 30, 2021 the Company's Line of Credit had a credit limit of up to $8,000,000 (March 31, 2021 - $8,000,000). The line of Credit bears interest at the bank's US Base Rate (June 30, 2021 - 3.75%, March 31, 2021 - 3.75% ) plus 1.5%.

The Line of Credit is secured by a general floating charge on the Corporation's assets and the assets of one of its subsidiaries, and one of the Company's subsidiaries has provided a corporate guarantee. Two directors of the Company have also provided personal guarantees for a total of $5,020,000. The availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable, and these margins are tested on a monthly basis. As of June 30, 2021 the Company had a drawn balance of nil (March 31, 2021 - nil) on the Line of Credit.

11. Share Capital

Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Share Consolidation

On August 28, 2020 the Company completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation common share. On the same date, the Company's post-consolidation common shares began trading on the Nasdaq stock exchange and ceased trading on the OTCQB exchange in the US, and the post-consolidation shares continued trading on the TSX Venture    exchange in Canada. A total of three fractional shares were cancelled as a result of the share consolidation. All references to share and per share amounts in this section have been retroactively restated to give effect to this share consolidation.

Issued

During the three months ended June 30, 2021, the Company issued a total of 628,571 shares pursuant to the exercise of warrants.

During the year ended March 31, 2021, the Company issued a total of 5,405,809 common shares, including 1,672,028 shares from the exercise of warrants, 145,537 shares from the exercise of options, 1,703,240 shares from converted debentures and 1,860,000 shares issued in the Company's IPO as well as 25,000 shares issued in a concurrent private placement and an additional 5 net fractional issued as a result of the share consolidation.

On August 28, 2020 the Company announced the pricing of its U.S. initial public offering of 1,860,000 common shares and concurrent private placement of 25,000 common shares, which closed on September      1, 2020. Both the initial public offering and the concurrent private placement priced at $20.00 per share for gross proceeds of $37.7 million before underwriting discounts and other costs. On announcement of the IPO the Company

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

11.  Share Capital (continued)

completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation share and the Company's shares commenced trading on the Nasdaq stock exchange, ceased trading on the OTCQB exchange, and continued to trade on the TSX Venture Exchange.

As at June 30, 2021 and March 31, 2021 the Company had no shares held in escrow.

12. Stock Options

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. On May 14, 2019, the Company replaced its Fixed Stock Option Plan (the "2016 Plan") with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this Note have been retroactively restated to give effect to this share consolidation. See Note 2(a) for further details.

On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the issuance of up to 1,491,541 shares and which was subsequently further increased to allow up to 2,129,999 shares to be issued under the plan (the "2016 Plan"). Prior to the adoption of the 2016 Plan, the Company had adopted an incentive stock option plan (the "Plan"), whereby it could grant options to directors, officers, employees, and consultants of the Company.

The Company had the following incentive stock options granted under the 2019 Plan, 2016 Plan, and Plan that are issued and outstanding as at June 30, 2021:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2021	Granted	Exercised	or Expired	June 30, 2021
October 27, 2021	CDN	$4.34	71,429	-	-	-	71,429
February 2, 2022	CDN	$5.25	65,286	-	-	-	65,286
May 26, 2022	CDN	$5.25	148,214	-	-	-	148,214
December 18, 2022	CDN	$3.15	25,000	-	-	-	25,000
May 4, 2023	CDN	$3.50	70,357	-	-	-	70,357
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	78,571	-	-	-	78,571
January 30, 2022	CDN	$2.59	19,643	-	-	-	19,643
January 30, 2025	CDN	$2.59	309,822	-	-	-	309,822
July 3, 2022	CDN	$4.90	7,143	-	-	-	7,143
July 3, 2025	CDN	$4.90	49,643	-	-	-	49,643
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.26	-	173,650	-	-	173,650
Total outstanding			1,215,108	173,650	-	-	1,388,758
Total exercisable			882,964				896,179
Weighted Average
Exercise Price (CDN$)			$9.35	$19.26	N/A	N/A	$10.51
Weighted Average Remaining Life			3.1 years				3.1 years

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

12. Stock Options (continued)

As at June 30, 2021, there were 763,356 stock options available for issuance under the 2019 plan.

During the three months ended June 30, 2021, the Company incurred share-based compensation expense with a measured fair value of $743,513 (June 30, 2020 - $132,032). The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

13. Warrants

As at June 30, 2021, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

		Exercise	Balance				Balance
Expiry Date		Price	March 31, 2021	Issued	Exercised	Expired	June 30, 2021
June 29, 2021	CDN	$4.55	628,571	-	(628,571)	-	-
September 25, 2021	CDN	$3.50	491,072	-	-	-	491,072
October 12, 2021	CDN	$3.50	53,571	-	-	-	53,571
March 14, 2022	CDN	$4.20	685,714	-	-	-	685,714
May 6, 2023	USD	$2.6677	53,035	-	-	-	53,035
May 8, 2023	USD	$2.6677	13,703	-	-	-	13,703
Total outstanding			1,925,666	-	(628,571)	-	1,297,095
Weighted Average
Exercise Price (CDN$)			$4.06	NA	$4.55	$-	$3.86
Weighted Average Life			0.6 years				0.6 years

On May 31, 2021 the Company issued 342,857 shares to Countryman Investments Ltd., a company beneficially owned by David Richardson, a director of GreenPower, pursuant to the exercise of 342,857 warrants at a price of CDN $4.55 per warrant, for gross proceeds of CDN $1,559,999.

On June 14, 2021 the Company issued 285,714 shares to KFS Capital LLC, a company beneficially owned by Fraser Atkinson, the Chairman and CEO of GreenPower, pursuant to the exercise of 285,714 warrants  at a price of CDN $4.55 per warrant, for gross proceeds of CDN $1,299,999.

14. Promissory Note Payable

During the year ended March 31, 2017, the Company issued a $594,000 promissory note (the "Note") to the City of Porterville to acquire land (Note 9). The Note bears interest at 2.0% per annum and is payable in blended monthly installments of $5,463, which began on November 1, 2016.  The monthly installments will occur for five years, at which point a balloon payment of $311,764 is due and payable. The Note is secured by an interest in the land in favour of the City of Porterville.

During the three months ended June 30, 2021, the Company incurred $1,699 of interest on the note (June 30, 2020 - $1,997). This amount is included in Interest and accretion on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

15. Deferred Revenue

The Company recorded Deferred Revenue of $268,550 for invoices issued to customers for the sale of all-electric buses which were not delivered as at June 30, 2021 (March 31, 2021 - $125,005).

	Three months ended	Year ended
	June 30, 2021	March 31, 2021
Deferred Revenue, beginning balance	$125,005	$426,157
Additions to deferred revenue during the period	162,000	187,535
Deposits returned	-	-
Revenue recognized from deferred revenue	(18,455)	(488,687)

Deferred Revenue, end of period	$268,550	$125,005

16. Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivables, promissory note receivable, line of credit, accounts payable and accrued liabilities, note payable, promissory note payable, payroll protection loan and lease liabilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3: Inputs that are not based on observable market data

The Company does not currently hold any financial instruments measured at fair value on the Consolidated Condensed Interim Statements of Financial Position. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Overview

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated condensed interim financial statements.

Cash and restricted cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at June 30, 2021 the Company recognized a recovery for credit losses of $14,670, against its accounts receivable (June 30, 2020 - $33,552) (Note 4).

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

16. Financial Instruments (continued)

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit (Note 10).

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada.  Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At June 30, 2021, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

Cash	$839,910
Accounts Receivable	$127,049
Promissory Notes Receivable	$140,000
Accounts Payable and Accrued Liabilities	$(18,523)

The CDN/USD exchange rate as at June 30, 2021 was $0.8068 (March 31, 2021 - $0.7952). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $88,000 to other comprehensive income/loss.

17. Capital Management

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, secured and unsecured promissory notes, convertible debentures and equity attributable to common shareholders, consisting of issued share capital and deficit.

During the second quarter of fiscal 2021 the Company completed an initial public offering and concurrent private placement for gross proceeds of US$37.7 million less underwriting discounts and offering costs. As at June 30, 2021, the Company had a cash and restricted cash balance of $9,126,734, working capital of $31,391,694, accumulated deficit of ($33,887,011), and shareholder's equity of $36,967,980. Subject to market conditions and other factors the Company may raise additional capital in the future to fund and grow its business for the benefit of shareholders. The Company is subject to externally imposed capital requirements with respect to its line of credit (Note 10).

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

18. Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Three Months Ended
	June 30, 2021	June 30, 2020

Salaries and Benefits (1)	$106,351	$91,208
Consulting fees (2)	85,000	64,166
Options Vested (3)	546,505	98,825
Other (4)	-	5,748
Total	$737,856	$259,947

1) Salaries and benefits incurred with directors and officers are included in Administrative fees on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Administrative Fees on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, as well as Director's Fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

4) Other fees for truck and trailer rentals paid to Maple Leaf Equipment Aircraft and Recovery Inc., a company  that the CEO and Chairman of GreenPower was previously an officer and director and the former CEO of GreenPower is an officer and director. These costs are included in Transportation costs on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

Accounts payable and accrued liabilities at June 30, 2021 included $53,756 (March 31, 2021 - $95,741)  owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is  non-interest bearing, unsecured and has no fixed terms of repayment.

A director of the Company and the Company's CEO and Chairman have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million line of credit. In consideration for these guarantees, in June 2018 the Company issued 628,571 non-transferrable  common share purchase warrants exercisable at an exercise price of CDN $4.55 per share that were exercised during the quarter ended June 30, 2021, and in March 2019 the Company issued 685,714 non-transferrable common share purchase  warrants exercisable at an exercise price of CDN $4.20 per share that expire on March 14, 2022.

On May 31, 2021 the Company issued 342,857 shares to Countryman Investments Ltd., a company beneficially owned by David Richardson, a director of GreenPower, pursuant to the exercise of 342,857 warrants at a price of CDN $4.55 per warrant, for gross proceeds of CDN $1,559,999.

On June 14, 2021 the Company issued 285,714 shares to KFS Capital LLC, a company beneficially owned by Fraser Atkinson, the Chairman and CEO of GreenPower, pursuant to the exercise of 285,714 warrants  at a price of CDN $4.55 per warrant, for gross proceeds of CDN $1,299,999.

These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

19. Income Taxes

Income tax expense is recognized based on management's best estimate of weighted average annual income tax rate for the full financial year applied to the pre-tax income of the reporting period. The Company's effective tax rate for the period ended June 30, 2021 was 27.00%.

As at June 30, 2021 and March 31, 2021 the Company has approximately $11,400,000 and $10,400,000 respectively, of non-capital losses carry forwards available to reduce Canadian taxable income for future years. As at June 30, 2021 and March 31, 2021 the Company has approximately $16,600,000 and $15,300,000, respectively, of net operating losses carry forwards available to reduce future taxable income in the United States. The losses in Canada and United States expire between 2030 and 2042 if unused.

The potential benefits of these carry-forward non-capital losses has not been recognized in these consolidated condensed interim financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

20. Segmented Information and Other Additional Disclosures

The Company operates in one reportable operating segment, being the manufacture and distribution of all-electric transit, school and charter buses.

During the period ended June 30, 2021, the Company was economically dependent on two (June 30, 2020 - one) customer(s) who accounted for more than 10% of revenue from continuing operations and accounted for approximately 84% (June 30, 2020: 93%) of sales.

The Company's revenues allocated by geography for the three months ended June 30, 2021 and 2020 are as follows:

	For the Three Months Ended
	June 30, 2021	June 30, 2020

United States of America	$2,335,102	$2,255,465
Canada	323,900	16,790

Total	$2,659,002	$2,272,255

As at June 30, 2021 and March 31, 2021 the majority of the Company's consolidated non-current assets, being property and equipment, are located in the United States.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

21. Warranty Liability

The Company generally provides its customers with a base warranty on the entire transit, school or charter bus. The Company also provides certain extended warranties, including those covering brake systems, lower-level components, fleet defect provisions and battery-related components, covering a warranty period of approximately one to five years, depending on the contract. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. It is expected that some of these costs will be incurred in the next fiscal year and the remaining will be incurred beyond two years of the reporting date. The warranty provision is recorded at 3.5% of revenue from product sales.

	Three months ended	Year ended
	June 30, 2021	March 31, 2021

Opening balance	$949,751	$695,147
Warranty additions	93,898	311,863
Warranty disbursements	(7,465)	(64,871)
Foreign exchange translation	979	7,612
Total	$1,037,163	$949,751

Current portion	$94,808	$101,294
Long term portion	942,355	848,457
Total	$1,037,163	$949,751

22. Payroll Protection Program Loan

On April 29, 2020, the Company was approved for a $361,900 loan under the Payroll Protection Program ("PPP") administered by the U.S. Small Business Administration ("SBA"). The PPP is a loan program that originated from the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act. The PPP loan has a term of two years, is unsecured, and bears interest at 1% per annum. The Company shall pay monthly payments in an amount equal to one month's accrued interest commencing on the seventh month. All interest which accrues during the initial six months of the loan period will be deferred to and payable on the maturity date. Subsequent to the end of the quarter the Company received notice from the SBA that the principal of $361,900 and accrued interest of $3,378 on the PPP loan has been forgiven in its entirety (Note 23).

23. Subsequent Events

On July 13, 2021 the Company issued a total of 8,929 shares pursuant to the exercise of stock options, including 1,786 stock options exercised at a price of CAD$2.59 per share and 7,143 stock options exercised at a price of CAD$4.90 per share.

On July 23, 2021 the Company received notice from the SBA that the principal and accrued interest on the PPP loan has been forgiven in its entirety (Note 22).